EXHIBIT 99.1 1E

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

September 5, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on September 5, 2012.

Item 4.	Summary of Material Change

The Company reported today has it has appointed Jamie Strauss to its Board as an independent director. The Company also announces that, pursuant to its stock option incentive plan, it has granted director incentive stock options to purchase 150,000 common shares of the company at today’s closing price for a period of 5 years.

Item 5.                  Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

September 5, 2012

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD ANNOUNCES APPOINTMENT OF NEW INDEPENDENT DIRECTOR

September 5, 2012 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) www.goldstandardv.com has appointed Jamie Strauss to its Board as an independent director.

Mr. Strauss is currently a Director of a boutique mining finance firm, Strauss Partners, based in London, England. Jamie has worked as a stockbroker in the City of London for 25 years, specialising in the corporate resource arena, including a term as Managing Director of UK for BMO Capital Markets 2007-2009. He has raised in excess of $1bn in recent years for projects spanning the globe in both the energy and mineral world on behalf of leading institutions in North America, Australia and Europe. He has been a committee member of the Association of Mining Analysts for the last four years, and is a non-executive director of Wildhorse Energy Ltd. and Altius Minerals. Jamie was, until recently, a director of Extorre Gold Mines Ltd until it was taken over by Yamana.

"Mr. Strauss brings over 25 years of mining sector experience in capital markets and should help strengthen Gold Standard’s presence in Europe. We are extremely pleased to welcome him to our Board," said Jonathan Awde, a director and chief executive officer of Gold Standard Ventures.

The Company also announces that, pursuant to its stock option incentive plan, it has granted director incentive stock options to purchase 150,000 common shares of the company at today’s closing price for a period of 5 years.
The stock options are subject to the terms of the Company’s stock option plan and regulatory approval.

ABOUT GOLD STANDARD VENTURES – Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States. The Company’s flagship property is the Railroad Project, located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 19,764 acres (30.8 square miles) within the Carlin Trend of north-central Nevada.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about the intended use of proceeds from the Offering are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.